  Exhibit 99.1

High Tide To Open Second Canna Cabana Location in Brampton, Ontario

CALGARY, AB, Sept. 12, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 9025 Airport Rd, Brampton, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on Thursday, September 14, 2023. This opening will mark High Tide's 156th Canna Cabana branded retail cannabis location in Canada and the 52nd in Ontario, Canada's largest province.

Brampton is a major city in the Greater Toronto Area, is the ninth most populous city in Canada, and the third most populous in the "Golden Horseshoe" of Ontario. Once famous for its large greenhouse industry, it retains the name "Flower City" in its slogan and is quickly rising as one of the most diverse municipalities in Canada. This second Canna Cabana location is in the city's southeast corner, near Mississauga, which recently approved legal cannabis stores. Located in a retail power centre with major national big box outlets in close proximity, this brand new Canna Cabana location will serve more ELITE and Cabana Club members in Brampton and neighbouring Mississauga.

"Given the success of our existing Canna Cabana location in Brampton, a city with a population of nearly 700,000, I am excited about opening our second store in this highly multicultural municipality, which is one of the fastest-growing among big cities in Canada. Our Cabana Club is rapidly growing across the country, and our innovative discount club model is exceptionally well received across Ontario. I am always thrilled to see another Canna Cabana location established in Ontario, as our average store in Canada's largest province does 3.4 times the provincial sales average," said Raj Grover, President and Chief Executive Officer of High Tide.

"Looking ahead to our third fiscal quarter earnings release, which will be filed after the close of markets on Thursday, I am looking forward to sharing even more news about High Tide's continuing upward trajectory. As you know, I have said several times that our objective is to achieve positive free cash flow by the end of this calendar year. I look forward to providing an update on this, as well as some innovative new offerings we have in the hopper. We are also closely monitoring the rapid pace of potential regulatory and legislative reform in the US and stand ready to bring our winning discount club model to the world's largest cannabis market as soon as permissible," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 155 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps the cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and licensing agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of America's Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange ("TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, including the serving of the Company's ELITE and Cabana Club members, the growth and popularity of the Company's discount club model, the performance of the Company's stores compared to the provincial average; the Company providing its third quarter earnings release on the timelines as stated, and the Company's plans to bring its discount club model to the United States. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 12-SEP-23